Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

System1, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
87200P109
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons CEE Holdings Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,897,367 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,897,367 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,897,367
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 9.7% (2)
12	Type of Reporting Person OO

(1)The total shares beneficially owned that are reported above consist of (i) 2,072,760 shares of Class A Common Stock held directly by the Reporting Person, (ii) Public Warrants to purchase 1,409,345 shares of Class A Common Stock held by the Reporting Person, and (iii) 3,415,262 Class B Units of S1 Holdco LLC (a subsidiary of the Issuer, “S1 Holdco”) and a corresponding number of shares of Class C Common Stock of the Issuer held directly by the Reporting Person, which are convertible and redeemable, respectively, for shares of Class A Common Stock of the Issuer on a one-for-one basis at the election of the Reporting Person.
(2)This percentage is calculated based upon 66,163,976 shares of Class A Common Stock outstanding as of December 31, 2023, as provided to us by the Issuer, plus the 1,409,345 shares of Class A Common Stock issuable upon exercise of the Public Warrants by the Reporting Person and the 3,415,262 shares of Class A Common Stock issuable upon conversion of the Class B Units of S1 Holdco and the redemption of the

CUSIP No. 87200P109	Schedule 13G	Page 2 of 5

corresponding Class C Common Stock held by the Reporting Person. The voting power, based upon the Class C Common Stock voting as a class with the Class A Common Stock, held by the Reporting Person is 7.9%. As of December 31, 2023, there were 21,512,757 shares of Class C Common Stock outstanding, as provided to us by the Issuer.

CUSIP No. 87200P109	Schedule 13G	Page 3 of 5

ITEM 1.(a)    Name of Issuer:
System1, Inc. (the “Issuer”).
(a)Address of Issuer’s Principal Executive Offices:

4235 Redwood Avenue, Marina Del Rey, CA 90066.
ITEM 2.(a)    Name of Person Filing:
This statement is filed on behalf of CEE Holdings Trust (the “Reporting Person”).
(b)Address or Principal Business Office:
The business address of the Reporting Person is c/o Jackson Hole Trust Company, 185 W Broadway #101, Jackson, WY 83001.
(c)Citizenship:

The Reporting Person is organized under the laws of the state of Wyoming.

(d)Title of Class of Securities:

Class A Common stock, par value $0.0001 per share (“Class A Common Stock”).
(e)CUSIP Number:

87200P109
ITEM 3.
Not applicable.
ITEM 4.Ownership.

    (a) Amount beneficially owned:
The Reporting Person is the beneficial owner of an aggregate of 6,897,367 shares of Class A Common Stock, comprised of (i) 2,072,760 shares of Class A Common Stock, (ii) Public Warrants to purchase 1,409,345 shares of Class A Common Stock, and (iii) 3,415,262 Class B Units of S1 Holdco and the corresponding shares of Class C Common Stock of the Issuer which are convertible and redeemable, respectively, for shares of Class A Common Stock of the Issuer on a one-for-one basis at the election of the Reporting Person, each held directly by the Reporting Person.
(b) Percent of class: 9.7%. This percentage is calculated based upon 66,163,976 shares of Class A Common Stock outstanding as of December 31, 2023, as provided to us by the Issuer, plus the 1,409,345 shares of Class A Common Stock issuable upon exercise of the Public Warrants by the Reporting Person and the 3,415,262 shares of Class A Common Stock issuable upon conversion of the Class B Units of

CUSIP No. 87200P109	Schedule 13G	Page 4 of 5

S1 Holdco and the redemption of the corresponding Class C Common Stock held by the Reporting Person. The voting power, based upon the Class C Common Stock voting as a class with the Class A Common Stock, held by the Reporting Person is 7.9%. As of December 31, 2023, there were 21,512,757 shares of Class C Common Stock outstanding, as provided to us by the Issuer.
(c) Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: 6,897,367
(ii)Shared power to vote or direct the vote: 0
(iii)Sole power to dispose or to direct the disposition of: 6,897,367
(iv)Shared power to dispose or to direct the disposition of: 0
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 87200P109	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 22, 2024

CEE Holdings Trust
By: Jackson Hole Trust Company, as Trustee

By:    /s/ Brittany Gale
Name:    Brittany Gale
Title:    Senior Trust Officer